Exhibit 99.1

Unaudited Attributed Financial Information for Tracking Stock Groups

The information herein relates to Liberty Interactive Corporation and its controlled subsidiaries (collectively “Liberty,” the “Company,” “Consolidated Liberty,” “us,” “we,” or “our” unless the context otherwise requires).

The following tables present our assets and liabilities as of September 30, 2017, revenue and expenses for three and nine months ended September 30, 2017 and 2016 and cash flows for the nine months ended September 30, 2017 and 2016. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the QVC Group and the Ventures Group, respectively.  The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2017 included in this Quarterly Report on Form 10-Q.

The QVC Group common stock is intended to reflect the separate performance of our QVC Group which is comprised of our consolidated subsidiaries, QVC, Inc. (“QVC”) and zulily, llc (“zulily”), and our approximate 38% interest in HSN, Inc. (“HSN”). Liberty Ventures common stock is intended to reflect the separate performance of our Ventures Group which is comprised primarily of our interests in Evite, Inc. (“Evite”), CommerceHub, Inc. (“CommerceHub”) (through July 22, 2016) (see note 3 of the accompanying condensed consolidated financial statements) and Bodybuilding.com, LLC ("Bodybuilding") (through November 4, 2016) (see note 3 of the accompanying condensed consolidated financial statements). The Ventures Group also holds ownership interests in FTD Companies, Inc. (“FTD”), HSN and LendingTree, Inc. (“LendingTree”), which we account for as equity method investments; an interest in Liberty Broadband Corporation (“Liberty Broadband”), which we account for at fair value; and investments and related financial instruments in public companies such as Charter Communications, Inc. (“Charter”), ILG, Inc. (“ILG”) and Time Warner Inc. (“Time Warner”), which are accounted for at their respective fair market values.

As discussed in note 1 of the accompanying condensed consolidated financial statements, on July 22, 2016, Liberty completed the spin-off (the “CommerceHub Spin-Off”) of its former wholly-owned subsidiary, CommerceHub. See discussion in note 3 of the accompanying condensed consolidated financial statements regarding discontinued operations treatment for the CommerceHub Spin-Off.

As discussed in note 1 of the accompanying condensed consolidated financial statements, on November 4, 2016, Liberty completed the split-off (the “Expedia Holdings Split-Off”) of Liberty Expedia Holdings, Inc. (“Expedia Holdings”). At the time of the Expedia Holdings Split-Off, Expedia Holdings was comprised of, among other things, Liberty’s former interest in Expedia, Inc., Liberty’s former wholly-owned subsidiary Bodybuilding and $350 million in indebtedness.  See discussion in note 3 of the accompanying condensed consolidated financial statements regarding discontinued operations treatment for the Expedia Holdings Split-Off.

As discussed in note 2 of the accompanying condensed consolidated financial statements, on April 4, 2017, Liberty entered into an Agreement and Plan of Reorganization (the “GCI Reorganization Agreement” and the transactions contemplated thereby, the “Transactions”) with General Communication, Inc. (“GCI”), an Alaska corporation, and Liberty Interactive LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Liberty (“LI LLC”), whereby Liberty will acquire GCI through a reorganization in which certain Ventures Group assets and liabilities will be contributed to GCI in exchange for a controlling interest in GCI.  Liberty and LI LLC will contribute to GCI Liberty (as defined below) its entire equity interest in Liberty Broadband and Charter, along with, subject to certain exceptions, Liberty’s entire equity interests in FTD and LendingTree, together with the Evite operating business and certain other assets and liabilities, in exchange for (a) the issuance to LI LLC of (i) a number of shares of reclassified GCI Class A Common Stock and a number of shares of reclassified GCI Class B Common Stock equal to the number of outstanding shares of Series A Liberty Ventures common stock and Series B Liberty Ventures common stock outstanding on the closing date of the Contribution, respectively, and (ii) cash, and (b) the assumption of certain liabilities by GCI Liberty (the “Contribution”).

Liberty will then effect a tax-free separation of its controlling interest in the combined company (to be named GCI Liberty, Inc. (“GCI Liberty”)) to the holders of Liberty Ventures common stock in full redemption of all outstanding shares of such stock, leaving QVC Group common stock as the only outstanding common stock of Liberty.  Holders of GCI Class A Common Stock and GCI Class B Common Stock each will receive (i) 0.63 of a share of reclassified GCI Class A Common Stock and (ii) 0.20 of a share of new GCI Series A preferred stock in exchange for each share of their existing GCI stock.   The exchange ratios were determined based on total consideration of $32.50 per share for the existing GCI common stock, comprised of $27.50 per share in reclassified GCI Class A Common Stock and $5.00 per share in newly issued GCI Preferred Stock, and a Liberty Ventures reference price of $43.65 (with no additional premium paid for shares of GCI Class B Common Stock). The Series A preferred shares will accrue dividends at an initial rate of 5% per annum (which would increase to 7% in connection with a future reincorporation of GCI Liberty in Delaware) and will be redeemable upon the 21st anniversary of the closing.

At the closing of the Transactions, Liberty will reattribute certain assets and liabilities from the Ventures Group to the QVC Group (the “Reattribution”).  The reattributed assets and liabilities, if effected as of the date hereof, would include cash, Liberty’s interest in ILG, Inc., certain green energy investments, LI LLC’s exchangeable debentures and certain tax benefits. Pursuant to a recent amendment to the reorganization agreement, LI LLC’s 1.75% Exchangeable Debentures due 2046 (the “1.75% Exchangeable Debentures”) will not be subject to a pre-closing exchange offer and will instead be reattributed to the QVC Group, along with (i) an amount of cash equal to the net present value of the adjusted principal amount of such 1.75% Exchangeable Debentures (determined as if paid on October 5, 2023) and stated interest payments on the 1.75% Exchangeable Debentures to October 5, 2023 and (ii) an indemnity obligation from GCI Liberty with respect to any payments made by LI LLC in excess of stated principal and interest to any holder that exercises its exchange right under the terms of the debentures through October 5, 2023. The cash reattributed to the QVC Group will be funded by available cash attributable to Liberty’s Ventures Group and the proceeds of a margin loan facility in an initial principal amount of up to $1 billion.  Within six months of the closing, Liberty, LI LLC and GCI Liberty will cooperate with, and reasonably assist each other with respect to, the commencement and consummation of a purchase offer (the “Purchase Offer”) whereby LI LLC will offer to purchase, either pursuant to privately negotiated transactions or a tender offer, the 1.75% Exchangeable Debentures on terms and conditions (including maximum offer price) reasonably acceptable to GCI Liberty. GCI Liberty will indemnify LI LLC for each 1.75% Exchangeable Debenture repurchased by LI LLC in the Purchase Offer in an amount equal to the difference between (x) the purchase price paid by LI LLC to acquire such 1.75% Exchangeable Debenture in the Purchase Offer and (y) the sum of the amount of cash reattributed with respect to such purchased 1.75% Exchangeable Debenture in the reattribution plus the amount of certain tax benefits attributable to such 1.75% Exchangeable Debenture so purchased. GCI Liberty’s indemnity obligation with respect to payments made upon a holder’s exercise of its exchange right will be eliminated as to any 1.75% Exchangeable Debentures purchased in the Purchase Offer. Liberty will complete the Reattribution using similar valuation methodologies to those used in connection with its previous reattributions, including taking into account the advice of its financial advisor. The Transactions are expected to be consummated during the first quarter of 2018, subject to the satisfaction of customary closing conditions and the requisite stockholder approvals.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the QVC Group and the Ventures Group, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of QVC Group common stock and Liberty Ventures common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of QVC Group common stock and Liberty Ventures common stock does not affect the rights of our creditors or creditors of our subsidiaries.

On July 6, 2017, Liberty announced that it had entered into an Agreement and Plan of Merger, dated as of July 5, 2017 (the “HSN Merger Agreement”), by and among Liberty, Liberty Horizon, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Liberty (“Merger Sub”), and HSN. Pursuant to the terms of the HSN Merger Agreement, Merger Sub will merge with and into HSN, with HSN surviving as a wholly-owned subsidiary of Liberty (the “HSN Merger”). As a result of the HSN Merger, Liberty will acquire the approximately 62% of HSN it does not already own in an all-stock transaction, making HSN a wholly-owned subsidiary, attributed to the QVC Group tracking stock group. Liberty currently owns approximately 38% of HSN. HSN shareholders (other than Liberty) will receive fixed consideration of 1.65 shares of Series A QVC Group common stock for each share of HSN common stock. Based on the Series A QVC Group common stock’s closing price as of July 5, 2017 and the number of HSN undiluted shares outstanding as of May 1, 2017, this equates to a total enterprise value for HSN of $2.6 billion, an equity value of $2.1 billion, and consideration of $40.36 per HSN share, representing a premium of approximately 29% to HSN shareholders, based on HSN’s closing price on July 5, 2017. Liberty intends to issue 53.4 million shares of Series A QVC Group common stock to HSN shareholders.

The HSN Merger is expected to be completed by the fourth quarter of 2017.  The completion of the acquisition is subject to certain customary conditions, including approval by a majority of the outstanding voting power of HSN shareholders. A voting agreement has been obtained from Liberty to vote its HSN shares in favor of the transaction.  Approval of the Liberty stockholders is not required, and is not being sought, for the HSN Merger.  Upon closing, Liberty’s board of directors will be expanded by one to include a director from HSN’s board of directors; this director will be selected by Liberty.

As discussed above, the Transactions are expected to close in the first quarter of 2018.  Simultaneous with that closing, QVC Group, including wholly-owned subsidiaries QVC, Inc., zulily and HSN (or, if the HSN acquisition has not yet closed, following such closing), will become an asset-backed stock and Liberty will be renamed QVC Group, Inc.  Neither the Transactions nor the HSN Merger is conditioned on the completion of the other, and no assurance can be given as to which of these transactions will be completed first.

SUMMARY ATTRIBUTED FINANCIAL DATA

QVC Group

	September 30, 2017	December 31, 2016
	amounts in millions
Summary balance sheet data:
Current assets	$2,567	2,642
Investments in affiliates, accounted for using the equity method	$236	224
Intangible assets not subject to amortization, net	$9,396	9,325
Total assets	$13,980	14,357
Long-term debt, including current portion	$6,175	6,375
Deferred income tax liabilities	$1,024	1,116
Net assets attributable to QVC Group common stock shareholders	$4,871	4,860

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	amounts in millions
Summary operations data:
Revenue	$2,375	2,303	7,044	7,094
Cost of sales	1,554	1,504	4,553	4,577
Operating expenses	156	152	452	462
Selling, general and administrative expenses (1)	267	261	738	786
Depreciation and amortization	180	219	592	642
Operating income (loss)	218	167	709	627
Interest expense	(73)	(73)	(222)	(220)
Share of earnings (losses) of affiliates, net	11	8	31	38
Realized and unrealized gains (losses) on financial instruments, net	1	(6)	—	(2)
Other income (expense), net	5	6	(5)	31
Income tax benefit (expense)	(31)	(32)	(159)	(161)
Net earnings (loss)	131	70	354	313
Less net earnings (loss) attributable to noncontrolling interests	12	9	33	28
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$119	61	321	285

(1)

Includes stock-based compensation of $18 million and $20 million for the three months ended September 30, 2017 and 2016, respectively, and $48 million and $57 million for the nine months ended September 30, 2017 and 2016, respectively.

SUMMARY ATTRIBUTED FINANCIAL DATA (Continued)

Ventures Group

	September 30, 2017	December 31, 2016
	amounts in millions
Summary balance sheet data:
Cash and cash equivalents	$512	487
Investments in available-for-sale securities and other cost investments	$2,477	1,918
Investments in affiliates, accounted for using the equity method	$337	357
Investment in Liberty Broadband measured at fair value	$4,068	3,161
Total assets	$7,467	5,998
Long-term debt, including current portion	$1,886	1,667
Deferred income tax liabilities	$2,991	2,520
Net assets attributable to Liberty Ventures common stock shareholders	$2,583	1,912

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	amounts in millions
Summary operations data:
Revenue	$6	109	16	391
Cost of sales	—	71	—	245
Operating	4	13	9	50
Selling, general and administrative expenses (1)	12	29	39	106
Depreciation and amortization	—	6	2	21
Operating income (loss)	(10)	(10)	(34)	(31)
Interest expense	(15)	(19)	(45)	(57)
Share of earnings (losses) of affiliates, net	(97)	(30)	(153)	(59)
Realized and unrealized gains (losses) on financial instruments, net	368	612	1,186	944
Other, net	2	(14)	6	99
Income tax benefit (expense)	(71)	(158)	(303)	(279)
Earnings (loss) from continuing operations	177	381	657	617
Earnings (loss) from discontinued operations, net of taxes	—	27	—	14
Net earnings (loss)	177	408	657	631
Less net earnings (loss) attributable to noncontrolling interests	—	—	—	—
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$177	408	657	631

(1)

Includes stock-based compensation of $4 million and zero for the three months ended September 30, 2017 and 2016, respectively, and $11 million and $18 million for the nine months ended September 30, 2017 and 2016, respectively.

BALANCE SHEET INFORMATION

September 30, 2017

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$383	512	895
Trade and other receivables, net	908	37	945
Inventory, net	1,197	—	1,197
Other current assets	79	2	81
Total current assets	2,567	551	3,118
Investments in available-for-sale securities and other cost investments (note 2)	4	2,477	2,481
Investments in affiliates, accounted for using the equity method (note 3)	236	337	573
Investment in Liberty Broadband measured at fair value (note 3)	—	4,068	4,068
Property and equipment, net	1,116	1	1,117
Intangible assets not subject to amortization	9,396	29	9,425
Intangible assets subject to amortization, net	631	4	635
Other assets, at cost, net of accumulated amortization	30	—	30
Total assets	$13,980	7,467	21,447
Liabilities and Equity
Current liabilities:
Intergroup payable (receivable) (note 7)	$46	(46)	—
Accounts payable	833	—	833
Accrued liabilities	621	20	641
Current portion of debt (note 4)	17	994	1,011
Other current liabilities	158	3	161
Total current liabilities	1,675	971	2,646
Long-term debt (note 4)	6,158	892	7,050
Deferred income tax liabilities	1,024	2,991	4,015
Other liabilities	137	40	177
Total liabilities	8,994	4,894	13,888
Equity/Attributed net assets (liabilities)	4,871	2,583	7,454
Noncontrolling interests in equity of subsidiaries	115	(10)	105
Total liabilities and equity	$13,980	7,467	21,447

STATEMENT OF OPERATIONS INFORMATION

Three months ended September 30, 2017

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$2,375	6	2,381

Operating costs and expenses:
Cost of sales	1,554	—	1,554
Operating	156	4	160
Selling, general and administrative, including stock-based compensation (note 5)	267	12	279
Depreciation and amortization	180	—	180
	2,157	16	2,173
Operating income (loss)	218	(10)	208

Other income (expense):
Interest expense	(73)	(15)	(88)
Share of earnings (losses) of affiliates, net (note 3)	11	(97)	(86)
Realized and unrealized gains (losses) on financial instruments, net	1	368	369
Other, net	5	2	7
	(56)	258	202
Earnings (loss) from continuing operations before income taxes	162	248	410
Income tax benefit (expense)	(31)	(71)	(102)
Net earnings (loss)	131	177	308
Less net earnings (loss) attributable to noncontrolling interests	12	—	12
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$119	177	296

STATEMENT OF OPERATIONS INFORMATION

Three months ended September 30, 2016

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$2,303	109	2,412

Operating costs and expenses:
Cost of sales	1,504	71	1,575
Operating	152	13	165
Selling, general and administrative, including stock-based compensation (note 5)	261	29	290
Depreciation and amortization	219	6	225
	2,136	119	2,255
Operating income (loss)	167	(10)	157

Other income (expense):
Interest expense	(73)	(19)	(92)
Share of earnings (losses) of affiliates, net (note 3)	8	(30)	(22)
Realized and unrealized gains (losses) on financial instruments, net	(6)	612	606
Other, net	6	(14)	(8)
	(65)	549	484
Earnings (loss) from continuing operations before income taxes	102	539	641
Income tax benefit (expense)	(32)	(158)	(190)
Net earnings (loss) from continuing operations	70	381	451
Earnings (loss) from discontinued operations	—	27	27
Net earnings (loss)	70	408	478
Less net earnings (loss) attributable to noncontrolling interests	9	—	9
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$61	408	469

STATEMENT OF OPERATIONS INFORMATION

Nine months ended September 30, 2017

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$7,044	16	7,060

Operating costs and expenses:
Cost of sales	4,553	—	4,553
Operating, including stock-based compensation (note 5)	452	9	461
Selling, general and administrative, including stock-based compensation (note 5)	738	39	777
Depreciation and amortization	592	2	594
	6,335	50	6,385
Operating income (loss)	709	(34)	675

Other income (expense):
Interest expense	(222)	(45)	(267)
Share of earnings (losses) of affiliates, net (note 3)	31	(153)	(122)
Realized and unrealized gains (losses) on financial instruments, net	—	1,186	1,186
Other, net	(5)	6	1
	(196)	994	798
Earnings (loss) from continuing operations before income taxes	513	960	1,473
Income tax benefit (expense)	(159)	(303)	(462)
Net earnings (loss)	354	657	1,011
Less net earnings (loss) attributable to noncontrolling interests	33	—	33
Net earnings (loss) attributable to Liberty stockholders	$321	657	978

STATEMENT OF OPERATIONS INFORMATION

Nine months ended September 30, 2016

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$7,094	391	7,485

Operating costs and expenses:
Cost of sales	4,577	245	4,822
Operating, including stock-based compensation	462	50	512
Selling, general and administrative, including stock-based compensation (note 5)	786	106	892
Depreciation and amortization	642	21	663
	6,467	422	6,889
Operating income (loss)	627	(31)	596

Other income (expense):
Interest expense	(220)	(57)	(277)
Share of earnings (losses) of affiliates, net (note 3)	38	(59)	(21)
Realized and unrealized gains (losses) on financial instruments, net	(2)	944	942
Other, net	31	99	130
	(153)	927	774
Earnings (loss) from continuing operations before income taxes	474	896	1,370
Income tax benefit (expense)	(161)	(279)	(440)
Net earnings (loss) from continuing operations	313	617	930
Net earnings (loss) from discontinued operations	—	14	14
Net earnings (loss)	313	631	944
Less net earnings (loss) attributable to noncontrolling interests	28	—	28
Net earnings (loss) attributable to Liberty stockholders	$285	631	916

STATEMENT OF CASH FLOWS INFORMATION

Nine months ended September 30, 2017

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$354	657	1,011
Adjustments to reconcile net earnings to net cash provided by operating activities:

Depreciation and amortization	592	2	594
Stock-based compensation	48	11	59
Share of (earnings) losses of affiliates, net	(31)	153	122
Cash receipts from return on equity investments	21	—	21
Realized and unrealized (gains) losses on financial instruments, net	—	(1,186)	(1,186)
Deferred income tax (benefit) expense	(115)	471	356
Other, net	7	1	8
Intergroup tax allocation	167	(167)	—
Intergroup tax (payments) receipts	(231)	231	—
Changes in operating assets and liabilities
Current and other assets	152	9	161
Payables and other current liabilities	(63)	(4)	(67)
Net cash provided (used) by operating activities	901	178	1,079

Cash flows from investing activities:
Investment in and loans to cost and equity investees	—	(140)	(140)
Capital expended for property and equipment	(124)	(2)	(126)
Other investing activities, net	(35)	(1)	(36)
Net cash provided (used) by investing activities	(159)	(143)	(302)

Cash flows from financing activities:
Borrowings of debt	1,689	—	1,689
Repayments of debt	(1,906)	(11)	(1,917)
Repurchases of QVC Group common stock	(452)	—	(452)
Withholding taxes on net settlements of stock-based compensation	(13)	(1)	(14)
Other financing activities, net	(28)	2	(26)
Net cash provided (used) by financing activities	(710)	(10)	(720)
Effect of foreign currency rates on cash	13	—	13
Net increase (decrease) in cash and cash equivalents	45	25	70
Cash and cash equivalents at beginning of period	338	487	825
Cash and cash equivalents at end period	$383	512	895

STATEMENT OF CASH FLOWS INFORMATION

Nine months ended September 30, 2016

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$313	631	944
Adjustments to reconcile net earnings to net cash provided by operating activities:
(Earnings) loss from discontinued operations	—	(14)	(14)
Depreciation and amortization	642	21	663
Stock-based compensation	57	18	75
Cash payments for stock based compensation	—	(92)	(92)
Share of losses (earnings) of affiliates, net	(38)	59	21
Cash receipts from return on equity investments	21	3	24
Realized and unrealized (gains) losses on financial instruments, net	2	(944)	(942)
Deferred income tax (benefit) expense	(167)	589	422
Other, net	31	(77)	(46)
Intergroup tax allocation	301	(301)	—
Intergroup tax (payments) receipts	(224)	224	—
Changes in operating assets and liabilities
Current and other assets	312	37	349
Payables and other current liabilities	(357)	(27)	(384)
Net cash provided (used) by operating activities	893	127	1,020

Cash flows from investing activities:
Cash proceeds from dispositions	—	350	350
Investments in and loans to cost and equity investees	—	(67)	(67)
Capital expended for property and equipment	(158)	(19)	(177)
Purchases of short term and other marketable securities	—	(264)	(264)
Sales of short term and other marketable securities	12	1,162	1,174
Investment in Liberty Broadband	—	(2,400)	(2,400)
Other investing activities, net	(11)	(3)	(14)
Net cash provided (used) by investing activities	(157)	(1,241)	(1,398)

Cash flows from financing activities:
Borrowings of debt	1,143	1,545	2,688
Repayments of debt	(1,340)	(2,289)	(3,629)
Repurchases of QVC Group common stock	(603)	—	(603)
Withholding taxes on net settlements of stock-based compensation	(15)	(1)	(16)
Other financing activities, net	(6)	(22)	(28)
Net cash provided (used) by financing activities	(821)	(767)	(1,588)
Effect of foreign currency rates on cash	7	—	7
Net cash provided (used) by discontinued operations:
Cash provided (used) by operating activities	—	15	15
Cash provided (used) by investing activities	—	—	—
Cash provided (used) by financing activities	—	—	—
Change in available cash held by discontinued operations	—	—	—
Net cash provided (used) by discontinued operations	—	15	15
Net increase (decrease) in cash and cash equivalents	(78)	(1,866)	(1,944)
Cash and cash equivalents at beginning of period	426	2,023	2,449
Cash and cash equivalents at end period	$348	157	505

Notes to Attributed Financial Information

(unaudited)

(1)

At September 30, 2017, the QVC Group is comprised of our consolidated subsidiaries, QVC and zulily, and our approximate 38% interest in HSN, accounted for under the equity method.  Accordingly, the accompanying attributed financial information for the QVC Group includes the foregoing investment, as well as the assets, liabilities, revenue, expenses and cash flows of QVC and zulily.  We have also attributed certain of our debt obligations (and related interest expense) to the QVC Group based upon a number of factors, including the cash flow available to the QVC Group and its ability to pay debt service and our assessment of the optimal capitalization for the QVC Group.  The specific debt obligations attributed to each of the QVC Group and the Ventures Group are described in note 4 below.  In addition, we have allocated certain corporate general and administrative expenses among the QVC Group and the Ventures Group as described in note 5 below.

At September 30, 2017, the QVC Group is primarily comprised of our merchandise-focused televised shopping programs, Internet and mobile application businesses.  Accordingly, we expect that businesses that we may acquire in the future that we believe are complementary to this strategy will also be attributed to the QVC Group.

At September 30, 2017, the Ventures Group consists of all of our businesses not included in the QVC Group, including Evite, FTD, LendingTree, and Liberty Broadband and available-for-sale securities Charter, ILG, and Time Warner. Accordingly, the accompanying attributed financial information for the Ventures Group includes these investments as well as the assets, liabilities, revenue, expenses and cash flows of Evite. In addition, we have attributed to the Ventures Group all of our senior exchangeable debentures (and related interest expense).  See note 4 below for the debt obligations attributed to the Ventures Group.

Any businesses that we may acquire in the future that we do not attribute to the QVC Group will be attributed to the Ventures Group.

As discussed in note 1 to the accompanying condensed consolidated financial statements, on May 18, 2016, Liberty completed a $2.4 billion investment in Liberty Broadband in connection with the merger of Charter and Time Warner Cable Inc. ("TWC"). The proceeds of this investment were used by Liberty Broadband to fund, in part, its acquisition of $5 billion of stock in the new public parent company of the combined enterprises. Liberty, along with third party investors, all of whom invested on the same terms as Liberty, purchased newly issued shares of Liberty Broadband Series C common stock at a per share price of $56.23, which was determined based upon the fair value of Liberty Broadband's net assets on a sum-of-the parts basis at the time the investment agreements were executed. Liberty's investment in Liberty Broadband was funded using cash on hand and is attributed to the Ventures Group.

As discussed in note 2 to the accompanying condensed consolidated financial statements, on April 4, 2017, Liberty entered into an Agreement and Plan of Reorganization (the “GCI Reorganization Agreement” and the transactions contemplated thereby, the “Transactions”) with General Communication, Inc. (“GCI”), an Alaska corporation, and Liberty Interactive LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Liberty (“LI LLC”), whereby Liberty will acquire GCI through a reorganization in which certain Ventures Group assets and liabilities will be contributed to GCI in exchange for a controlling interest in GCI.  Liberty and LI LLC will contribute to GCI Liberty (as defined below) its entire equity interest in Liberty Broadband and Charter, along with, subject to certain exceptions Liberty’s entire equity interests in FTD and LendingTree, together with the Evite operating business and certain other assets and liabilities, in exchange for (a) the issuance to LI LLC of (i) a number of shares of reclassified GCI Class A Common Stock and a number of shares of reclassified GCI Class B Common Stock equal to the number of outstanding shares of Series A Liberty Ventures common stock and Series B Liberty Ventures common stock outstanding on the closing date of the Contribution, respectively, and (ii) cash, and (b) the assumption of certain liabilities by GCI Liberty (the “Contribution”).

Liberty will then effect a tax-free separation of its controlling interest in the combined company (to be named GCI Liberty, Inc. (“GCI Liberty”)) to the holders of Liberty Ventures common stock in full redemption of all outstanding

Notes to Attributed Financial Information

(unaudited)

shares of such stock, leaving QVC Group common stock as the only outstanding common stock of Liberty.  Holders of GCI Class A Common Stock and GCI Class B Common Stock each will receive (i) 0.63 of a share of reclassified GCI Class A Common Stock and (ii) 0.20 of a share of new GCI Series A preferred stock in exchange for each share of their existing GCI stock.   The exchange ratios were determined based on total consideration of $32.50 per share for the existing GCI common stock, comprised of $27.50 per share in reclassified GCI Class A Common Stock and $5.00 per share in newly issued GCI Preferred Stock, and a Liberty Ventures reference price of $43.65 (with no additional premium paid for shares of GCI Class B Common Stock). The Series A preferred shares will accrue dividends at an initial rate of 5% per annum (which would increase to 7% in connection with a future reincorporation of GCI Liberty in Delaware) and will be redeemable upon the 21st anniversary of the closing.

At the closing of the Transactions, Liberty will reattribute certain assets and liabilities from the Ventures Group to the QVC Group (the “Reattribution”).  The reattributed assets and liabilities, if effected as of the date hereof, would include cash, Liberty’s interest in ILG, certain green energy investments, LI LLC’s exchangeable debentures, and certain tax benefits.  Pursuant to a recent amendment to the reorganization agreement, LI LLC’s 1.75% Exchangeable Debentures due 2046 (the “1.75% Exchangeable Debentures”) will not be subject to a pre-closing exchange offer and will instead be reattributed to the QVC Group, along with (i) an amount of cash equal to the net present value of the adjusted principal amount of such 1.75% Exchangeable Debentures (determined as if paid on October 5, 2023) and stated interest payments on the 1.75% Exchangeable Debentures to October 5, 2023 and (ii) an indemnity obligation from GCI Liberty with respect to any payments made by LI LLC in excess of stated principal and interest to any holder that exercises its exchange right under the terms of the debentures through October 5, 2023. The cash reattributed to the QVC Group will be funded by available cash attributable to Liberty’s Ventures Group and the proceeds of a margin loan facility in an initial principal amount of up to $1 billion.  Within six months of the closing, Liberty, LI LLC and GCI Liberty will cooperate with, and reasonably assist each other with respect to, the commencement and consummation of a purchase offer (the “Purchase Offer”) whereby LI LLC will offer to purchase, either pursuant to privately negotiated transactions or a tender offer, the 1.75% Exchangeable Debentures on terms and conditions (including maximum offer price) reasonably acceptable to GCI Liberty. GCI Liberty will indemnify LI LLC for each 1.75% Exchangeable Debenture repurchased by LI LLC in the Purchase Offer in an amount equal to the difference between (x) the purchase price paid by LI LLC to acquire such 1.75% Exchangeable Debenture in the Purchase Offer and (y) the sum of the amount of cash reattributed with respect to such purchased 1.75% Exchangeable Debenture in the reattribution plus the amount of certain tax benefits attributable to such 1.75% Exchangeable Debenture so purchased. GCI Liberty’s indemnity obligation with respect to payments made upon a holder’s exercise of its exchange right will be eliminated as to any 1.75% Exchangeable Debentures purchased in the Purchase Offer.

Liberty will complete the Reattribution using similar valuation methodologies to those used in connection with its previous reattributions, including taking into account the advice of its financial advisor. The Transactions are expected to be consummated during the first quarter of 2018, subject to the satisfaction of customary closing conditions and the requisite stockholder approvals.

As discussed in note 2 to the accompanying condensed consolidated financial statements, on July 6, 2017, Liberty announced that it had entered into an Agreement and Plan of Merger, dated as of July 5, 2017 (the “HSN Merger Agreement”), by and among Liberty, Liberty Horizon, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Liberty (“Merger Sub”), and HSN. Pursuant to the terms of the HSN Merger Agreement, Merger Sub will merge with and into HSN, with HSN surviving as a wholly-owned subsidiary of Liberty (the “HSN Merger”). As a result of the HSN Merger, Liberty will acquire the approximately 62% of HSN it does not already own in an all-stock transaction, making HSN a wholly-owned subsidiary, attributed to the QVC Group tracking stock group.  Liberty currently owns approximately 38% of HSN. HSN shareholders (other than Liberty) will receive fixed consideration of 1.65 shares of Series A QVC Group common stock for each share of HSN common stock. Based on the Series A QVC Group common stock’s closing price as of July 5, 2017 and the number of HSN undiluted shares outstanding as of May 1, 2017, this equates to a total enterprise value for HSN of $2.6 billion, an equity value of $2.1 billion, and consideration of $40.36 per HSN share, representing a premium of approximately 29% to HSN shareholders, based

Notes to Attributed Financial Information

(unaudited)

on HSN’s closing price on July 5, 2017. Liberty intends to issue 53.4 million shares of Series A QVC Group common stock to HSN shareholders.

The HSN Merger is expected to be completed by the fourth quarter of 2017.  The completion of the acquisition is subject to certain customary conditions, including approval by a majority of the outstanding voting power of HSN shareholders. A voting agreement has been obtained from Liberty to vote its HSN shares in-favor of the transaction.  Approval of the Liberty stockholders is not required, and is not being sought, for the HSN Merger.  Upon closing, Liberty’s board of directors will be expanded by one to include a director from HSN’s board of directors; this director will be selected by Liberty.

As discussed above, the Transactions are expected to close in the first quarter of 2018.  Simultaneous with that closing, QVC Group, including wholly-owned subsidiaries QVC, Inc., zulily and HSN (or, if the HSN acquisition has not yet closed, following such closing), will become an asset-backed stock and Liberty will be renamed QVC Group, Inc.  Neither the Transactions nor the HSN Merger is conditioned on the completion of the other, and no assurance can be given as to which of these transactions will be completed first.

(2)	Investments in available-for-sale securities, including non-strategic securities, and other cost investments are summarized as follows:

	September 30,	December 31,
	2017	2016
	amounts in millions
QVC Group
Other	$4	4
Total QVC Group	4	4
Ventures Group
Charter	1,947	1,543
ILG	445	302
Other	85	73
Total Ventures Group	2,477	1,918
Consolidated Liberty	$2,481	1,922

Notes to Attributed Financial Information

(unaudited)

(3)	The following table presents information regarding certain equity method investments:

				Share of earnings (losses)
	September 30, 2017			Three months ended		Nine Months Ended
	Percentage	Carrying	Market	September 30,		September 30,
	ownership	value	value	2017	2016	2017	2016
	dollar amounts in millions
QVC Group
HSN	38%	$198	782	12	9	35	41
Other	various	38	NA	(1)	(1)	(4)	(3)
Total QVC Group		236		11	8	31	38
Ventures Group
FTD (1)	37%	133	133	(81)	(7)	(86)	(8)
LendingTree (2)	27%	113	788	2	2	5	10
Other	various	91	NA	(18)	(25)	(72)	(61)
Total Ventures Group		337		(97)	(30)	(153)	(59)
Consolidated Liberty		$573		(86)	(22)	(122)	(21)

(1)

The Ventures Group recorded an impairment of $50 million on its investment in FTD during the third quarter of 2017 which is reflected in the share of earnings (losses) of affiliates line item in the condensed consolidated statement of operations for the three and nine months ended September 30, 2017.

(2)	During the nine months ended September 30, 2017, the Ventures Group purchased an additional 450 thousand shares of LendingTree.

Investment in Liberty Broadband

As discussed in note 1 to the accompanying condensed consolidated financial statements, in connection with the merger of Charter and TWC, on May 18, 2016, Liberty invested $2.4 billion in Liberty Broadband Series C nonvoting shares. As of September 30, 2017, Liberty has a 23% economic ownership interest in Liberty Broadband. Due to overlapping boards of directors and management, Liberty has been deemed to have significant influence over Liberty Broadband even though Liberty does not have any voting rights. Liberty has elected to apply the fair value option for its investment in Liberty Broadband as it is believed that the Company’s investors value this investment based on the trading price of Liberty Broadband. Liberty recognizes changes in the fair value of its investment in Liberty Broadband in realized and unrealized gains (losses) on financial instruments, net in the accompanying condensed consolidated statements of operations.

Notes to Attributed Financial Information

(unaudited)

(4)	Debt attributed to the QVC Group and the Ventures Group is comprised of the following:

	September 30, 2017
	Outstanding	Carrying
	principal	value
	amounts in millions
QVC Group
8.5% Senior Debentures due 2029	$287	285
8.25% Senior Debentures due 2030	504	502
QVC 3.125% Senior Secured Notes due 2019	400	399
QVC 5.125% Senior Secured Notes due 2022	500	500
QVC 4.375% Senior Secured Notes due 2023	750	750
QVC 4.85% Senior Secured Notes due 2024	600	600
QVC 4.45% Senior Secured Notes due 2025	600	599
QVC 5.45% Senior Secured Notes due 2034	400	399
QVC 5.95% Senior Secured Notes due 2043	300	300
QVC Bank Credit Facilities	1,690	1,690
Other subsidiary debt	177	177
Deferred loan costs		(26)
Total QVC Group debt	6,208	6,175
Ventures Group
4% Exchangeable Senior Debentures due 2029	435	334
3.75% Exchangeable Senior Debentures due 2030	435	326
3.5% Exchangeable Senior Debentures due 2031	328	331
0.75% Exchangeable Senior Debentures due 2043	1	3
1.75% Exchangeable Senior Debentures due 2046	750	892
Total Ventures Group debt	1,949	1,886
Total consolidated Liberty debt	$8,157	8,061
Less current maturities		(1,011)
Total long-term debt		$7,050

(5)

Cash compensation expense for our corporate employees is allocated between the QVC Group and the Ventures Group based on the estimated percentage of time spent providing services for each group.  On a semi-annual basis, estimated time spent will be determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group, which would require a more timely reevaluation of estimated time spent.  Other general and administrative expenses will be charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology.  Amounts allocated from the QVC Group to the Ventures Group were determined to be $15 million and $12 million for the three months ended September 30, 2017 and 2016, respectively, and $28 million and $29 million for the nine months ended September 30, 2017 and 2016, respectively.  We note that stock compensation related to each tracking stock group is determined based on actual options outstanding for each respective tracking stock group.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

Notes to Attributed Financial Information

(unaudited)

(6)

The QVC Group common stock and the Liberty Ventures common stock have voting and conversion rights under our restated charter.  Following is a summary of those rights.  Holders of Series A common stock of each group are entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten votes per share.  Holders of Series C common stock of each group, if issued, are entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote.  In general, holders of Series A and Series B common stock will vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B QVC Group common stock or the approval of the holders of only Series A and Series B Liberty Ventures common stock.

At the option of the holder, each share of Series B common stock is convertible into one share of Series A common stock of the same group.  At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to the other group.

(7)The intergroup payable (receivable) is primarily attributable to intergroup income taxes payable from the QVC Group to the Ventures Group.